

Mail Stop 3561

August 30, 2017

Kyle Kennedy
Chief Executive Officer
Seafarer Exploration Corp.
14497 N. Dale Mabry Highway
Suite 20—N
Tampa, FL 33618

     **Re:    Seafarer Exploration Corp.**
              **Form 10-K for the Year Ended December 31, 2016**
              **Filed April 4, 2017**
              **File No. 000-29461**

Dear Mr. Kennedy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Exhibit 32.1 Certification Pursuant to 10 U.S.C. Section 1350

1.  We note that your certification refers to the annual report on Form 10-K for the year ended December 31, 2015.  Please revise to correct the certification to refer to the Form 10-K for the year ended December 31, 2016.  Please include the full Form 10-K and currently dated certifications as part of your amended filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure